Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated March 25, 2024

Relating to Preliminary Prospectus Supplement dated March 25, 2024 and

Prospectus dated February 7, 2024

Registration No. 333-275970

Trinity Capital Inc.

$100,000,000

7.875% Notes due 2029

PRICING TERM SHEET

March 25, 2024

The following sets forth the final terms of the 7.875% Notes due 2029 (the “Notes”) and should only be read together with the preliminary prospectus supplement of Trinity Capital Inc. (the “Issuer”) dated March 25, 2024, together with the accompanying prospectus dated February 7, 2024 (the “Preliminary Prospectus”), relating to the Notes, and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Trinity Capital Inc.

Issuer Ticker:	TRIN

Security:	7.875% Notes due 2029

Expected Ratings*:	BBBL (Morningstar) /BBB (Egan-Jones)

Trade Date:	March 25, 2024

Settlement Date**:	March 28, 2024 (T+3)

Initial Aggregate Principal Amount Offered:	$100,000,000

Underwriters’ Option to Purchase Additional Notes:	$15,000,000 (15% of aggregate principal amount)

Initial Public Offering Price:	100% of the aggregate principal amount of the Notes

Maturity Date:	March 30, 2029, unless earlier repurchased or redeemed

Listing:	The Issuer intends to list the Notes on the Nasdaq Global Select Market within 30 days of the Settlement Date under the trading symbol “TRINZ”

Coupon (Interest Rate):	7.875%

Interest Payment Dates:	March 30, June 30, September 30 and December 30, commencing June 30, 2024

Optional Redemption:	The Notes may be redeemed in whole or in part at any time or from time to time at the Issuer’s option on or after March 30, 2026, upon not less than 30 days nor more than 60 days’ written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest payments otherwise payable thereon for the then-current quarterly interest period accrued to, but excluding, the date fixed for redemption.

Use of Proceeds:	The Issuer expects to use the net proceeds from this offering to pay down a portion of its existing indebtedness under the KeyBank Credit Agreement and, depending on the remaining amount of net proceeds after such use, to redeem a portion of its outstanding 2025 Notes.

Certain Covenants:

In addition to the covenants described in the Preliminary Prospectus Supplement, the following covenants shall apply to the Notes:

•     For the period of time during which the Notes are outstanding, the Issuer will not violate Section 18(a)(1)(A) as modified by Section 61(a) of the Investment Company Act of 1940 Act, as amended (the “1940 Act”), as may be applicable to it from time to time or any successor provisions, whether or not the Issuer continues to be subject to such provisions of the 1940 Act. As of the date hereof, these provisions generally prohibit the Issuer from incurring additional borrowings, including through the issuance of additional debt securities, unless its asset coverage, as defined in the 1940 Act, equals at least 150% after such borrowings.

•     For the period of time during which the Notes are outstanding, the Issuer will not violate Section 18(a)(1)(B) as modified by such provisions of Section 61(a) of the 1940 Act, as may be applicable to it from time to time or any successor provisions. As of the date hereof, these provisions generally prohibit the Issuer from declaring any cash dividend or distribution upon any class of its capital stock, or purchasing any such capital stock if the Issuer’s asset coverage were below 150% at the time of the declaration of the dividend or distribution or the purchase and after deducting the amount of such dividend, distribution, or purchase. Under the covenant, the Issuer will be permitted to declare a cash dividend or distribution notwithstanding the prohibition contained in Section 18(a)(1)(B) as modified by such provisions of Section 61(a) of the 1940 Act as may be applicable to the Issuer from time to time or any successor provisions, but only up to such amount as is necessary for the Issuer to maintain its status as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. Furthermore, the covenant will permit the Issuer to continue paying dividends or distributions and the restrictions will not apply unless and until such time as its asset coverage (as defined in the 1940 Act, except to the extent modified by this covenant) has not been in compliance with the minimum asset coverage required by Section 18(a)(1)(B) as modified by such provisions of Section 61(a) of the 1940 Act as may be applicable to it from time to time or any successor provisions for more than six consecutive months.

•     If, at any time, the Issuer is not subject to the reporting requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, as amended, to file any periodic reports with the SEC, it shall furnish to holders of the Notes and the trustee, for the period of time during which the Notes are outstanding, its audited annual consolidated financial statements, within 90 days of its fiscal year end, and unaudited interim consolidated financial statements, within 45 days of its fiscal quarter end (other than the Issuer’s fourth fiscal quarter). All such financial statements will be prepared, in all material respects, in accordance with applicable United States generally accepted accounting principles.

Denomination:	$25.00

CUSIP/ISIN:	896442 605/ US8964426055

Joint Book-Running Managers:	Keefe, Bruyette & Woods, Inc.
Morgan Stanley & Co. LLC
RBC Capital Markets, LLC

Co-Lead Managers:	Compass Point Research & Trading, LLC

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**The Issuer expects that delivery of the Notes will be made to investors on or about March 28, 2024, which will be the third business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to two business days before delivery will be required by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on any date prior to two business days before delivery should consult their advisors.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of the Issuer before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), and the documents incorporated by reference therein, contain these factors and other information about the Issuer and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of the Issuer and are not soliciting an offer to buy such securities in any jurisdiction where such offer and sale is not permitted.

The issuer has filed a shelf registration statement (including a base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the Preliminary Prospectus and the documents incorporated by reference therein, which the issuer has filed with the SEC, for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it from Keefe, Bruyette & Woods, Inc., 787 7th Avenue, 4th Floor, New York, New York 10019, Attn: Equity Syndicate, by telephone at 1 (800) 966-1559, Morgan Stanley & Co. LLC, 1585 Broadway, New York, New York 10036, toll-free at 1 (866) 718-1649 or RBC Capital Markets, LLC, Brookfield Place, 200 Vesey Street, 8th Floor, New York, New York, toll free at 1 (866) 375-6829.